OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Whitethorn Digital LLC

1001 State St.
Suite 515
Erie, PA 16501

http://www.whitethorndigital.com



3125 units of Common Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 33437 Common Units* ($106,998.40)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 3125 Common Units ($10,000)

Company	Whitethorn Digital, LLC
Corporate Address	1001 State St., Suite 515, Erie, PA, 16501
Description of Business	Whitethorn Digital is an independent game publisher and developer.
Type of Security Offered	Common Units (the "Shares", or the "Securities")
Purchase Price of Security Offered	$3.20
Minimum Investment Amount (per investor)	$160

Perks*

$320+ *First five games for free* - The first five titles released by Whitethorn will be made available to you as PC keys. Keys are non-transferable, have no cash value, and may not be sold.

$3,200+ *Backer wall brick* - as part of its office renovations, Whitethorn is building a decorative backer wall. At this tier, you may engrave any message, company or personal name, or similar onto a single piece of that wall, pending our approval of the message. This wall will be a permanent fixture of our office in Erie, PA.

$6,400+ *Subscription for life* - All games published by Whitethorn will be made available to you as PC keys in perpetuity. Keys are non-transferable, have no cash value, and may not be sold.

$12,800+ *Be our guest* - From time to time, and particularly at industry and local events, Whitethorn may host, for example, parties, networking events, or mixers. As part of our team of investors, you will receive complimentary preferred admission to each of these events before tickets are made available to the general public. Travel not included. Tickets are non-transferable and must be redeemed in your name.

Reasonable accommodations will be made for guests, partners, +1's, etc.

$25,600+ *Come visit* - Whitethorn will, at a time of mutual convenience, fly you to Erie, PA - economy class on a reasonable route - and provide you reasonably priced accommodations. During the visit, Whitethorn will cover your expenses and give you a personal tour of the office, the city, and the local tech and entrepreneur scene. Subject to expense approval and discussion.

All perk tiers include all subordinate perk tiers. Perks are non-transferable and have no cash value unless otherwise specified.

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Whitehorn Digital will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 units at $3.20 / unit, you will receive 1 bonus unit, meaning you'll own 11 units for $32.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

<p align="center">THE COMPANY AND ITS BUSINESS</p>

The company's business

Description of Business

WHITETHORN DIGITAL LLC is a video game developer and publisher located in Erie, Pennsylvania. Whitethorn recruits game developers who are high-value, but are lacking in marketing, PR, analytics, business development, project management, and professional skills. In exchange for a share of client revenue, Whitethorn provides these essential business services.

Sales, Supply Chain, & Customer Base

Whitethorn is a B2B entity that provides business services to B2C clients. We share in the revenue of those B2C transactions, which occur on platforms and marketplaces that sell digital video games. Our customer base primarily consists of independent game development companies and their clients.

Competition

Our competitors include DEVOLVER DIGITAL, GOOD SHEPHERD ENTERTAINMENT, RAW FURY, and similar entities. The market is relatively small, as the opportunity for independent publishers to make good returns is very recent, and very timely. The independent games market is becoming saturated, and publishers are beginning to operate in a curation role, as well as one of management and promotion. Our competitors vary in size from very small to very large.

Liabilities and Litigation

We are not subject to outstanding liabilities or litigation.

The team

Officers and directors

Dr. Matthew M. White	CEO, President, and Manager
Katherine A. White	Media Outreach, PR and Marketing Manager and Social Media Advisor

Dr. Matthew M. White
Dr. Matthew White is a 10 year industry veteran and entrepreneur with experience in development, analytics, education, and business development. Previously, Matthew worked as a data scientist at Playstation, data scientist at Volition, and Assistant Professor at Penn State University. Currently, he works full time at Keywords Studios, and full time on this startup! Employment History at a Glance: - From 2017 August to Current, Keywords Studios, Senior Data Scientist. Full-Time and primary role. - From 2016 October to Current, Whitethorn Digital, CEO, President, and Manager. Part-Time (~20 hours weekly) until funding is reached. - From 2016 August to 2017 August, Playstation, Senior Data Scientist. - From 2015 June to 2016 August, Volition, Data Scientist. - From 2012 September to 2016 August, various professorships, Penn State University.

Katherine A. White
Katie is an educator, localization professional, and all around social media manager who makes certain our clients get the highest exposure possible. Katie has always

worked in and around education, currently for the Harborcreek School District, and previously for National City School District, The Montessori School of Champaign-Urbana, and PennCREST School District. Katie currently works full time at Harborcreek School District, and puts her free time (~20 hours weekly) into Whitethorn. Employment History at a Glance: - From 2017 August to Current, Harborcreek School District. Full-Time and primary role. - From 2016 August to 2017 August, National City School District. - From 2016 October to Current, Whitethorn Digital (~20 hours weekly), Media Outreach, PR and Marketing Manager, and Social Media Advisor. - From 2015 June to 2016 August, Montessori School of Champaign-Urbana. - From 2014 to 2016 - PennCREST School District.

Number of Employees: 3

Related party transactions

The owners have committed up to $50,000 of their personal funds to the business in an interest-free, line-of-credit style loan. From time to time, and as the Board of Managers may authorize, the Company may use its operating capital to make payments against this loan. The current balance as of the time of filing is $20,123.09 as indicated in the financial statements.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our clients and their games may not be profitable.** The company's core business model requires that our client games be successful. As we retain revenue share and expense clawback from our clients, clients who fail to turn a profit are unable to return the investment to Whitethorn. The games industry is highly volatile and trend-driven. Even though our company makes the best good-faith effort possible, informed by years of industry experience, to ensure that our clients are successful, the potential does exist that our clients will operate at a loss.
- **There are several potential competitors who are better positioned than we are to take the majority of the market at present.** We will compete with larger, established publishers who currently have service on the market and various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our service obsolete or that our business services will be preferred to any existing or newly developed services. It should further be assumed that that competition will intensify.
- **This is a brand-new, early-stage company.** It has limited history, and is currently pre-revenue. If you are investing in this company, it's because you believe in the team, and think the publishing and development service model offered is a good idea, that we will be able to sign profitable, successful titles, that we can market

them successfully, that the titles we choose will have broad market appeal, and that we can price our service right and sell it to enough people so that the company will succeed. We have yet to launch a client, and our first client launches are still several months out. Further, we have never turned a profit and there is no assurance or guarantee that we will ever be profitable.

- **You can't easily resell these securities.** Regulation CF common units cannot easily be resold or transferred. The company makes no guarantees that the Common Units purchased will improve in, or even retain their initial value.

- **Any valuation made by a pre-revenue startup is pure speculation.** The valuation conducted by the company, though a good-faith estimate, has been made prior to revenue. As such, it is a best-guess speculation at the market rate for a comparable entity competing in our market. No entity, company, or person has guaranteed the valuation given, and there is no guarantee that the company will ever reach that valuation.

- **The company is team-dependent.** A significant part of the company's core offering relies on the experience of its founders and core members. As such, the company is substantially dependent on the founders to ensure its success. Because the founding team is relatively small, any unforeseen events, changes in circumstance, tragedies or acts of God, or other changes in the core team may do substantial harm to the value of the business. If you invest in the company, you are doing so because you believe the core team is both committed to, and capable of bringing the company to profitability.

- **The company must rely on third-party platforms to sell its products.** The games industry relies heavily on three to five major players who control the platforms on which games are played. Whitethorn's clients publish their games on these platforms. Changes are regularly made to the platforms during technology development, branding, and competition with the other platform holders that could be disadvantageous to Whitethorn and its clients. Further, Whitethorn is dependent on platform approval to develop and launch its titles. While a good faith effort is made to ensure reasonable cooperation with these entities, Whitethorn can make no guarantee that they will continue to do business with the company, which may injure the value of the securities.

- **The games industry is volatile and highly speculative.** As both and entertainment and technology company, Whitethorn is subject to the volatility of both emerging technologies, as well as the capricious, fickle nature of entertainment consumers. Trends in the games industry change rapidly, and it's possible the company could choose to onboard clients whose product is not able to market quickly enough to capture such a trend. Additionally, as technology in the games industry moves extremely quickly, it's possible that products being developed by Whitethorn and its clients may not be able to get to market quickly enough to avoid becoming outdated or obsolete. These volatilities could affect the company's value.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Matthew White, 49.9% ownership, Common Units
- Katherine White, 50.1% ownership, Common Units

Classes of securities

- Common Units: 1,000,000

    Voting Rights *(of this security)*

    All holders of Common Units of the company are Members as approved by the Board of Managers. The Board of Managers ("Managers") oversee all voting processes. As stipulated in the operating agreement. The relevant sections are *Amendment, 3.1, Original 3.1,* and regarding voting, *Original 6.2. Section 11.1 further provides that Common Units holders appoint Manager as attorney-in-fact to namely sign, execute, certify and acknowledge the Operating Agreement and other certificates or documents required by the Commonwealth of Pennsylvania.*

    Generally, (refer to *operating agreement* for full details):

    Meetings of the members are held quarterly. These meetings may be attended in an online format determined at the discretion of the Managers. Voting is conducted, as determined by the Managers. Written (electronic) notice of the meetings will be distributed not less than ten (10) days prior to the meeting, and not more than sixty (60) days prior to the same. Only business specified in the notice of meeting will be transacted at the meeting.

    Members are authorized to vote on matters that are referred by the Managers to the Members for voting. Except as specifically provided in the operating agreement, unanimous consent of the members is **not** *required with respect to any matter concerning Whitethorn Digital LLC ("The Company"). A vote of the majority of the controlled Common Units of the company shall constitute approval. Only holders of Common Units, duly appointed by the Managers as Members of The Company shall vote.*

    Rights to Receive Liquidation Distributions

    Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred units. As specified in the *operating agreement,* liquidation practices shall proceed as follows:

    - *Payment of debts and liabilities of The Company, other than those owed to other Members, and the expenses of the liquidation;*
    - *Payment directed to the establishment and funding of reserves that the Managers or liquidating agent, if there is one, deems reasonably necessary for contingent liabilities or obligations of The Company, provided that*

> > *such reserves, or any part thereof, not required to be paid over for such contingent liabilities shall be distributed as hereinafter provided;*
> > - *Payments owing to the repayment of any loans or advances made by any Members to the Company (in proportion to their respective advances if the amount available for repayment shall be insufficient to satisfy all such advances); and*
> > - *To each of the Interest Holders on account of such Interest Holder's Interest in The Company in an amount equal to each such Interest Holder's positive Capital Account balance immediately preceding the liquidation of the Company, but after giving effect to any tax allocations under Section 4.5.*

Liquidating distributions shall be made by the end of the taxable year of the liquidation event, or, if later, within 90 days of the date of such liquidation. Please see *operating agreement* for full details.

Rights and Preferences of Common Units

The rights, preferences and privileges of the holders of the company's Common Units are subject to and may be adversely affected by, the rights of the holders of units of any additional classes of preferred units that we may designate in the future, though no such securities exist currently, and The Company currently has no plans to issue additional classes of Securities in the future. Relevant sections governing such actions in the attached *operating agreement* include *Original 3.3* regarding the transmission of securities in the event The Company changes structure, for example, to a corporation.

These statements do not constitute the entirety of the rights and preferences of Common Units or their Holders, please see the *operating agreement* for full details.

Transfer of Interests

Section 7 of the *operating agreement* discusses the rights of transfer of Interests (i.e. Common Units) in The Company. Generally:

- Transfer of Common Units to another Person or Persons may only occur under certain circumstances, including:
  - The transfer is approved by the Managers;
  - The transfer will not require registration of the Interest under any Federal or State securities laws;
  - The transferee delivers to The Company a written instrument agreeing to be bound by the *operating agreement;*
  - The transfer will not result in the termination of The Company pursuant to 26 U.S. Code § 708;
  - The transfer will not result in The Company being subject to the Investment Company Act of 1940, as amended; and
  - The transferee or transferor furnishes to The Company:

- Transferee's taxpayer identification number; and
- The transferee's initial tax basis in the transferred Interest.

Section 7 also governs the **sale** of Interests, in this case, Common Units.

Generally:

- If a Member wishes to sell some or all of that Member's Interest in The Company, the Selling Member must furnish to The Company:
    - Written notice containing all material terms and conditions of the Offer;
    - An offer to sell the Offered Interest upon the terms set forth in the Offer.
- Additionally, all recipients of such notice (collectively, "The Optionors"), shall have the option to purchase all, but not less than all, of the Offered Interest in accordance with the terms contained in the Offer, in the following order of priority:
    - The Interest Holders owning any other Interests;
    - either on a Pro Rata basis amongst themselves or;
    - in such proportions as they shall agree.
- If none of the Optionors elect to purchase the Offered Interest, then the Selling Member shall have the right to Transfer the Offered Interest to the Prospective Purchaser, provided:
    - The Transfer is on terms no more favorable to the Purchaser than those provided in the Offer;
    - The Transfer is consummated within 60 days after the expiration of the time period during which the Company's option could have been exercised; and
    - All previous conditions of transferability specified in the *operating agreement* are satisfied.

Any such Transferee or new holder of Interest in The Company does not automatically become a Member, but holders of Common Units are approved to become members by the Board of Managers. Subject to *operating agreement Sections 2.4* and *3.1*, new transferees are only Members of the company at the voting of a majority of the holders of Interest in the Company, who may refuse at their sole discretion and for any reason.

These statements do not constitute all rules governing transferability of interests, please see the *operating agreement* for full details.

Cessation of Membership

Cessation of membership in the Company is governed by S *ection 8* of the *operating agreement.* Generally:

- Members may not voluntarily withdraw, nor are they entitled to receive full market value of their Interest in the Company at any time prior to the termination of the Company, except as governed by *operating agreement Section 9.3,* pertaining to the winding up affairs of the Company.

- o Upon the involuntary withdrawal of a Member, the successor or legal representative of the Member shall not become a Member, but shall become an Interest Holder entitled to such rights (economic and otherwise) provided under the Act to the assignee of an interest in a limited liability company, except that such successor shall not be entitled to receive in liquidation of the Interest, pursuant to the Act, the fair market value of the Member's Interest as of the date of the Member's Involuntary Withdrawal from The Company.

These statements do not govern the entirety of the rules governing cessation of membership, please see the *operating agreement* for full details.

Distribution of Form K-1

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder of Common Units, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company.

Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Financial Statements

Our financial statements for the years ending December 31, 2017 and 2016 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial Condition

The Company is incurring operational losses as it establishes a brand. Our losses are funded primarily by the sales of our inaugural title *Beans: The Coffee Shop Simulator*, as well as a short-term loan from the owners that is illustrated in the financial statements. As of the time of filing, The Company is able to continue operations, without additional funding, for an additional twelve months.

Revenue, and History

The revenue reported in fiscal years 2017 and 2016 represents the income generated by sales of a small pilot game: *Beans: The Coffee Shop Simulator*. The purpose of this game was to generate enough working capital, in addition to savings, such that the owners could set aside enough capital to draw from as a loan in order to launch The Company. At present, minimal sales of *Beans* continue to trickle in, but financial projections are now based on the emerging publishing business, as well as projected sales of future development projects.

Expenses, Current and Future

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses and expenses related to legal, accounting, and consulting services. Monthly overhead for the company is currently $1500, consisting primarily of lease, utilities, insurance, and office operational costs. As we continue to grow into 2019, these costs will increase as employees begin to draw compensation on a regular basis. This is explained further in the Financial Milestones section.

Cost of Goods Sold Basis

Determining Cost of Goods Sold (COGS hereafter) for digital products is always tricky. The primary expenses incurred by The Company, as explained above, amortized over the development of the title form the COGS that is indicated in the financial statements. As to the publishing business, promotional costs, marketing costs, travel and convention/conference presentation, development assistance, office overhead, server fees, licensing fees, hardware and software costs, and other miscellaneous costs are wrapped into COGS. The COGS for games developed by The Company is typically higher than games published by The Company, as The Company does not enter into a publishing agreement with games that are not substantially complete at the time of signing, defraying a significant amount of COGS to the client prior to our engagement.

Financial Milestones

The company is investing for continued growth of the brand, and is generating sizable net income losses as a result. Management currently forecasts 2018, 2019 and 2020 revenue of $0, $350,000 and $500,000, respectively, and believes the company will generate positive net income beginning in 2020. For those same years, we anticipate our net income to be respectively $0, $45,000, and $100,000

As outlined in the risks section, there are multiple challenges that Whitethorn may face that might ultimately mean we do not meet these milestones. As discussed, these include the volatility of the games industry, moves by larger, more established competitors, issues in staffing, recruitment, or availability of clients, or simply choosing to partner with clients who do not deliver on their goals. Ultimately, Whitethorn is a service provider that operates on a revenue share, so there are considerable challenges with regard to projections.

As 2018 progresses, we anticipate further operational losses as we onboard an engineer and a community manager, generating significant cost. Into 2019, we will also begin to offer a salary to our director. These total yearly salary expenses are estimated to be approximately $140,000 in addition to our yearly overhead costs of approximately $18000.

Liquidity and Capital Resources

Since the company's inception in 2016, it has operated entirely on sales of *Beans: The Coffee Shop Simulator*, a Kickstarter for the same, and the owners' personal income and savings, indicated as *loan-payable: owner* in the financial statements. We have raised no equity rounds to date. Pursuant to this Regulation CF offering, the company is seeking to raise approximately $107,000 to fund salary and operating expenses into 2019 - see *Use of Proceeds* for more details - when The Company expects it will reach profitability. The company is able to continue operation on the owner's equity without receiving the funds from this offering, and we are seeking the funds in order to grow and scale the business.

Currently, Whitethorn Digital is operating using the owners' personal income and savings as discussed. We are able to continue work in a 'low-energy' state without employees for at least an additional twelve (12) months without exhausting the owners' personal finances. The proceeds of the offering, however, will be used to establish a runway for operations with the three employees outlined in *Use of Proceeds* in order to scale up business operations. We anticipate that the employment of those three employees will cost approximately $140,000 per year. Our minimum goal of $10,000 would thus extend the runway by only a month, while our fundraising goal of approximately $107,000 would allow us to combine the owners' personal remaining savings and these funds into a 12-month operating runway.

Liquidity and Working Capital

A portion of the funds is used to fund a working capital account. In publishing, clients are 'bid' on by allocating a certain amount of money to cover development expenses of the projects of the clients we seek. In order to remain competitive in our space, we have to maintain an account that contains capital dedicated specifically to this purpose. While reaching our minimum funding goal will not increase the availability of liquid capital, as almost all of our funding would be redirected to salaries, a significant portion of the maximum raise would be allocated to our client working capital fund, significantly increasing the business' liquidity. See *Use of Funds* for full details.

Upcoming Sources of Funding

We anticipate that contracting, sales, and development income will increase substantially in Q1 2019 and thereafter. Our first title launch, **BOMBFEST**, is due in January, and other titles are coming shortly thereafter. Furthermore, contracting relationships are developing with local partners which we anticipate will be a substantial source of funds. We were also recently awarded the City of Erie Flagship Grant of $4000 in order to purchase office equipment. The company also has applied for a business line of credit in the amount of $50K from ERIEBank, which is forthcoming.

Indebtedness

The company is not indebted to any third party entities. The owners have committed up to $50,000 of their personal funds to the business in an interest-free, line-of-credit style loan. From time to time, and as the Board of Managers may authorize, the Company may use its operating capital to make payments against this loan. The current balance as of the time of filing is $20,123.09 as indicated in the financial statements.

Recent offerings of securities

None

Valuation

$3,200,000.00

In order to arrive at the company's valuation, we used both the online tool Gust (available at www.gust.com). We also conducted a valuation analysis with a local consultant. In this process, the following factors were taken into account: - Management team has competitive, long-reaching, and well-established history in target market. - Target market is healthy and growing. - Products are actively in development with reasonable projections available. - Other companies with similar strategies have had success, and have had a similar valuation at this point. - Company is pre-revenue, so valuation is more difficult. - Games industry is highly volatile, competitive. - Liquidation price of hardware, IP, etc. Based on the tools, the consultant's opinion, and the company's opinion, the startup's pre-money valuation is $3,200,000

USE OF PROCEEDS

	StartEngine Minimum	Offering Maximum
Total Proceeds:	$10,000	$106,998
Less: Offering Expenses	$3,500	$3,500
StartEngine Fees (6% total fee)	$600	$6,419
Net Proceeds	$5900	$97,079

Use of Net Proceeds:		
Employee Salaries	$2,950	$48,540
Office Equipment Needs	$590	$9,707
Working Capital	$2,360	$38,832
Total	$5900	$97,079

We are seeking to raise a minimum of $10,000 and up to $106,998 in this offering through Regulation Crowdfunding. After the offering, funds will be used as follows:

Salaries: The net proceeds will pay for three individuals to work. These individuals are a deployment engineer, community manager, and our director, all taking a modest salary.

Office Equipment Needs: We require high-end computer hardware to deploy games. As a result, we will make needed purchases to ensure we stay competitive.

Working Capital: We are obligated to fund various expenses on behalf of our clients, such as development and acquisition costs, software licensing costs, deployment fees, and more. While we absorb these costs back after launch, we still need to have the cash available to incur them.

Other: The company does not intend to use the proceeds of this raise to pay back the loan payable-owner indicated on the balance sheet.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. The company does not intend to use the proceeds of this raise to pay back the loan payable-owner indicated on the balance sheet.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.whitethorndigital.com/investors at the link labeled "annual report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Whitethorn Digital LLC

[See attached]

I, Dr. Matthew White, the Managing Director of Whitethorn Digital, LLC, hereby certify that the financial statements of Whitethorn Digital LLC and notes thereto for the periods ending *10-1-2016 to 12-31-2016* and *1-1-2017 to 12-31-2017* included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $4529; taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the twenty-seventh day of August, 2018.

For Whitethorn Digital, LLC



Dr. Matthew M. White
Managing Director

August 27 2018

WHITETHORN DIGITAL LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2017

WHITETHORN DIGITAL LLC
Index to Financial Statements
(unaudited)

WHITETHORN DIGITAL LLC
BALANCE SHEETS
DECEMBER 31, 2016 AND 2017, Life to Date
(unaudited)

Whitethorn Digital LLC

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Personal Checking Account	2,177.47
Total Bank Accounts	**$2,177.47**
Total Current Assets	**$2,177.47**
TOTAL ASSETS	**$2,177.47**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Retained Earnings	-11.50
Net Income	2,188.97
Total Equity	**$2,177.47**
TOTAL LIABILITIES AND EQUITY	**$2,177.47**

Whitethorn Digital LLC

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Capital One Checking	4,298.83
Personal Checking Account	0.00
Total Bank Accounts	**$4,298.83**
Total Current Assets	**$4,298.83**
Fixed Assets	
Accumulated Depreciation	-5,000.00
Development Equipment	8,333.52
Total Fixed Assets	**$3,333.52**
TOTAL ASSETS	**$7,632.35**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan Payable - Owner	5,123.09
Total Other Current Liabilities	**$5,123.09**
Total Current Liabilities	**$5,123.09**
Total Liabilities	**$5,123.09**
Equity	
Capital Contribution	6,500.00
Retained Earnings	2,177.47
Net Income	-6,168.21
Total Equity	**$2,509.26**
TOTAL LIABILITIES AND EQUITY	**$7,632.35**

WHITETHORN DIGITAL LLC
BALANCE SHEET
AS OF AUGUST 27, 2018
(unaudited)

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Capital One Checking	-870.06
Personal Checking Account	-11,251.63
Total Bank Accounts	**$ -12,121.69**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	297.04
Undeposited Funds	-325.00
Total Other Current Assets	**$ -27.96**
Total Current Assets	**$ -12,149.65**
Fixed Assets	
Accumulated Depreciation	-5,000.00
Development Equipment	15,359.24
Total Fixed Assets	**$10,359.24**
TOTAL ASSETS	**$ -1,790.41**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan Payable - Owner	20,123.09
Total Other Current Liabilities	**$20,123.09**
Total Current Liabilities	**$20,123.09**
Total Liabilities	**$20,123.09**
Equity	
Capital Contribution	6,500.00
Retained Earnings	0.00
Net Income	-28,413.50
Total Equity	**$ -21,913.50**
TOTAL LIABILITIES AND EQUITY	**$ -1,790.41**

WHITETHORN DIGITAL LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

Whitethorn Digital LLC

PROFIT AND LOSS

January - December 2016

	TOTAL
Income	
Crowdfunding Income	3,997.05
Total Income	**$3,997.05**
GROSS PROFIT	**$3,997.05**
Expenses	
Game Development	0.00
Beans Development	1,808.08
Total Game Development	**1,808.08**
Total Expenses	**$1,808.08**
NET OPERATING INCOME	**$2,188.97**
NET INCOME	**$2,188.97**

Whitethorn Digital LLC

PROFIT AND LOSS
January - December 2017

	TOTAL
▼ Income	
Game Sales	4,529.91
Total Income	**$4,529.91**
GROSS PROFIT	**$4,529.91**
▼ Expenses	
Depreciation Expense	5,000.00
▼ Game Development	0.00
Beans Development	4,464.42
Lemon Tune & Lube Development	288.50
Whalefall Development	292.51
Total Game Development	**5,045.43**
Marketing	64.74
Office Supplies & Software	99.95
Other Business Expenses	472.00
Simulator Sickness Report	16.00
Total Expenses	**$10,698.12**
NET OPERATING INCOME	**$ -6,168.21**
NET INCOME	**$ -6,168.21**

WHITETHORN DIGITAL LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017
(unaudited)

Whitethorn Digital LLC

STATEMENT OF CASH FLOWS

January - December 2016

	TOTAL
▾ OPERATING ACTIVITIES	
Net Income	2,188.97
Adjustments to reconcile Net Income to Net Cash provided by o…	0.00
Net cash provided by operating activities	**$2,188.97**
NET CASH INCREASE FOR PERIOD	**$2,188.97**
Cash at beginning of period	-11.50
CASH AT END OF PERIOD	**$2,177.47**

Whitethorn Digital LLC

STATEMENT OF CASH FLOWS
January - December 2017

	TOTAL
▾ OPERATING ACTIVITIES	
Net Income	-6,168.21
▾ Adjustments to reconcile Net Income to Net Cash provided by …	0.00
Accumulated Depreciation	5,000.00
Loan Payable - Owner	5,123.09
Total Adjustments to reconcile Net Income to Net Cash provi…	**10,123.09**
Net cash provided by operating activities	**$3,954.88**
▾ INVESTING ACTIVITIES	
Development Equipment	-8,333.52
Net cash provided by investing activities	**$ -8,333.52**
▾ FINANCING ACTIVITIES	
Capital Contribution	6,500.00
Net cash provided by financing activities	**$6,500.00**
NET CASH INCREASE FOR PERIOD	**$2,121.36**
Cash at beginning of period	2,177.47
CASH AT END OF PERIOD	**$4,298.83**

NOTE 1 – NATURE OF OPERATIONS

WHITETHORN DIGITAL LLC was formed on OCTOBER 1, 2016 ("Inception") in the State of Pennsylvania. The balance sheet of WHITETHORN DIGITAL LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Erie, Pennsylvania.

WHITETHORN DIGITAL LLC is a video game publisher and developer. The company develops, markets, publishes, and monetizes the sale of video games on major platforms. The company leverages industry expertise and low overhead costs to provide a valuable service at a competitive rate to our client companies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the publication, production, and sale of digital games when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

The Company is taxed as a "Limited Liability Company (LLC)". Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company is currently not materially indebted.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its members.

NOTE 5 – MEMBERS' EQUITY

Common LLC Units

The Company maintains a stock of one-million (1,000,000) common LLC units that are equivalent in nature and grant equivalent rights and privileges. At the time of this filing, and prior to any crowdfunding activities, the units are distributed as follows:

- Matthew White   499,000 common units (49.9% ownership)
- Katherine White   501,000 common units (50.1% ownership)

The board of managers has authorized the sale of up to 100,000 additional Common Uunits of the LLC for the purpose of this Regulation CF offering.

NOTE 6 – RELATED PARTY TRANSACTIONS

The owners have committed up to $50,000 of their personal funds to the business in an interest-free, line-of-credit style loan. From time to time, and as the Board of Managers may authorize, the Company may use its operating capital to make payments against this loan. The current balance as of the time of filing is $20,123.09 as indicated in the financial statements.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after August 27 2018 through September 5 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

WHITETHORN DIGITAL LLC
Statement of changes in equity for the year ended   31st December 2017

	Share capital	Retained earnings	Revaluation Surplus
	USD	USD	USD
Balance at 1 January 2016			
Changes in accounting policy	0	0	0
Restated balance	0	0	0
Changes in equity for the year 2016			
Issue of share capital	0	0	0
Dividends	0	0	0
Income for the year		3997	0
Revaluation gain	0	0	0
Balance at 31 December 2016	0	3997	0
Changes in equity for 2017			
Issue of share capital	0	0	0
Dividends	0	0	0
Income for the year	0	4529	
Revaluation gain	0	0	0
Balance at 31 December 2017	0	8526	0

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



start engine   What's New ▾   Discover Investments   Edit My Campaign   Launch an ICO NEW   Blake A. ▾

Whitethorn Digital is pending **StartEngine Approval.**

▶ PLAY VIDEO

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Investors

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Raised of $10K - $107K goal

Whitethorn Digital

Indie Friendly Video Game Publisher

Small OPO · Erie, PA · Gaming · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Great games bring people together.

Invest in Whitethorn Digital



Whitethorn Digital is a video game publisher with a brand focus on games that bring people together. We're uninterested in games that mediate their interactions with the world down the barrel of a gun, and instead publish experiences that put people on the couch in competition, collaboration, or discussion.

We're bringing the couch back, one great game at a time. Whether you're beating your friend, working together to overcome challenges, or enjoying a single-player experience that provokes discussion, we believe games are a medium through which friends and family can come together.

Where the Bees Make Honey

We're an **indie friendly publisher**, with a revenue share goal of **no more than 25%**. We leverage low overhead costs, deep industry knowledge, and a small number of highly curated releases per year to make sure every game developer we sign can have a great quality of life and make a fair return on their work.

We're backlogged through 2019 and into 2020, and are **drowning in opportunity**, so we're attempting to raise a seed round to help us grow. [illegible] indie games space, we thought a Small OPO through StartEngine would make a wonderful addition to our overall raise.

Tinselfly

Join our seed round today and get access to common units of *Whitethorn Digital LLC*, as well as access to our games, social events, and more.

Please take some time to check out our games, visit our links, read our story, and get to know us. Please feel free to contact me personally with any and all questions you may have.

- **Dr. Matthew White**, Founder and Managing Director

*Screenshots from **Tinselfly** and **Where the Bees Make Honey** above are computer generated and represent products in development. Final products may vary.*







DEVELOPMENT PHASE

The Offering

Investment

$3.20/share | When you invest you are betting the company's future value will exceed $3.3M.

Perks*

$320+ First five games for free - The first five titles released by Whitethorn will be made available to you as PC keys. Keys are non-transferable, have no cash value, and may not be sold.

$3,200+ Backer wall brick - as part of its office renovations, Whitethorn is building a decorative backer wall. At this tier, you may engrave any message, company or personal name, or similar onto a single piece of that wall, pending our approval of the message. This wall will be a permanent fixture of our office in Erie, PA.

$6,400+ Subscription for life - All games published by Whitethorn will be made available to you as PC keys in perpetuity. Keys are non-transferable, have no cash value, and may not be sold.

$12,800+ Be our guest - From time to time, and particularly at industry and local events, Whitethorn may host, for example, parties, networking events, or mixers. As part of our team of investors, you will receive complimentary preferred admission to each of these events before tickets are made available to the general public. Travel not included. Tickets are non-transferable and must be redeemed in your name. Reasonable accommodations will be made for guests, partners, +1's, etc.

$25,600+ Come visit - Whitethorn will, at a time of mutual convenience, fly you to Erie, PA - economy class on a reasonable route - and provide you reasonably priced accommodations. During the visit, Whitethorn will cover your expenses and give you a personal tour of the office, the city, and the local tech and entrepreneur scene. Subject to expense approval and discussion.

**All perk tiers include all subordinate perk tiers. Perks are non-transferable and have no cash value unless otherwise specified. All perks occur after the offering is completed.*



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

"Whitethorn Digital publishes off-beat games that bring people together."

- Dr. Matthew M. White
Managing Director

Traction

We're **rebuilding the rust belt** one office at a time - specifically, our own. After spending the summer renovating, we are in a gorgeous space in the historic Renaissance Centre in downtown Erie, Pennsylvania.

Whitethorn Digital operates on a yearly cohort. We publish **five games per year** that are heavily vetted, and have no more than **five games in publishing** at any one time. This attention to detail and managed release schedule allows us to give 100% of our attention to every project.

By leveraging our industry experience, competitive pricing, brand identity, conference presence, and the quality of life offered in Erie - it's our pleasure to announce that we are **backlogged with leads into 2020.**

We release games on **all major current generation consoles**, and have established relationships with dozens of industry leading companies that allow us to help our clients succeed.



Whitethorn HQ Under Construction, June 2018



E3
Brian Wilson
Mat Paget

Screen capture from interview courtesy of GameSpot.

Our first five clients in our 2018 Cohort include:

Where the Bees Make Honey - ***Wakefield Interactive***
BOMBFEST - ***Sudden Event Studios***
StarCrossed - ***Contigo Games***
Tinselfly - ***Flopsy Koala***
IO Interloper - ***Dang Computer***

Our games have already shown to wonderful reception at E3, PAX, ReplayFX, ID@XBOX, PixelPop, and more, and are continuing to travel the country and build their audience.

We'll be bringing these and more to all major consoles starting in Q1 2019. Read on to learn more, or follow us on Twitter to see where you can come play one of our games!

Our Clients





Where the Bees Make Honey
Images are computer generated and represent a product in development. Final product may vary.
XBOX One, PS4, PC - Q2 2019

We've had spectacular traction to date. While our physical office only opened as recently as September 2018, we were so inundated with high quality client leads during our work-from-home period that we had to take out a business line of credit and rapidly establish a working space!

Our games have already shown at the world's premiere games conferences and dozens of smaller independent news outlets.

Indie publishers are the future of the independent games market, and we intend to disrupt this space by leveraging our industry experience, offering better value for price, and maintaining a small, highly-curated catalog of games that fit our brand.

We heavily vet our games by relying on decades of industry experience. Independent games suffer from lack of visibility, and often get lost in the backlog. We believe more than 10,000 games will be released this year in one form or another.

As a result, we believe **clients seek industry knowledge and experience to help them remain competitive.** This has been the source of our positive response to date. By hand selecting games that offer a unique perspective, and meet industry quality standards, we can remain competitive.



BOMBFEST
Images are computer generated and represent a product in development. Final product may vary.
Nintendo Switch, XBOX One, PS4, PC - Q1 2019



IO Interloper
Images are computer generated and represent a product in development. Final product may vary.
PC, Q1 2020

Whitethorn uses an insufferable pun of a method we call THORNS to evaluate publication candidates:

- **Togetherness** - Does the game bring people together, either in competition, collaboration, or discussion?
- **Hundred-Thousand** - Do the founders and the advisory board reasonably believe this game could sell 100,000 units?
- **Opportunity** - Is this the right time for this game? Is there a market for this kind of game within current games industry trends?
- **Risk** - Is this the creators' first game? Can the team reasonably complete the project within the timeline? How expensive is this game to produce? Does anyone else have a revenue share claim?
- **Novelty** - Is the game offering something new and needed to the market, or is it simply rebranding, rehashing, or relabeling another successful title?
- **Special Sauce** - This is a wildcard, 'gut feeling', best-guess judgement by the founders that this game has something *special*. Whether it's a unique mechanic, a socially important message, or something else entirely.

We turn away over 80% of the submissions we receive. By being extremely selective, we are able to ensure that we de-risk our time and monetary investments in our clients.



Tinselfly
Images are computer generated and represent a product in development. Final product may vary.
Nintendo Switch, XBOX One, PS4, PC - Q1 2020





StarCrossed
Images are computer generated and represent a product in development. Final product may vary.
Nintendo Switch, XBOX One, PS4, PC - Q1 2019

We do, however, offer a local, free coworking area in our office where clients who don't quite make the grade can come and receive free mentorship in hopes of grooming them to be a publishable candidate at a later date.

By rigorously vetting our clients, we seek to establish ourselves as the **go-to brand** for games that bring people together, are largely family-friendly, and can be shared with your friends. It's our belief that **social gaming need not involve the internet.**

Our Competitors, Our Advantage

Our competitors are **of varying sizes**. Some are very **small startups**, while others are **massive companies**. We operate in what is colloquially known as the "double-A" space. Games that are not quite basement projects, but also aren't big-budget direct-to-console blockbusters.

Our competitors include companies like *Devolver Digital*, *Good Shepherd Entertainment*, *Armor Games*, *Black Shell Media*, and *Raw Fury*.

Game publishers act a bit like record labels for games. Our primary tasks are to...

- Scout and recruit talent with an eye to revenue and monetization.
- Produce and promote that talent to guarantee product completion.
- Release, analyze, and monetize the product, then reinvest the talent.

Whitethorn uses its considerable industry contact network and experience to accomplish these tasks, and competes by remaining focused on a small number of releases. We further monetize each client by re-signing the clients on larger and larger projects through their growth.





Indie Friendly

Whitethorn offers free workspace, free coffee, access to expensive hardware and software, social events, community, streaming, networking, and new friendships to indies.



Low Revenue Share

Whitethorn takes no more than 25%, often significantly less. We want indies to grow and thrive, and will never offer a deal at a higher revenue share, period.



Individual Attention

Our competitors often publish **dozens** of games, diluting the attention they can give. **Whitethorn caps at five per calendar year.** We take our time to make sure our clients excel.



Industry Experience

Decades of industry experience, a massive professional network, a world-class advisory board, and dozens of shipped titles makes our team **uniquely suited to help our clients find success.**

The Games Industry





Image Source: Newzoo

The games industry is a juggernaut. During the financial crisis of 2008, the games industry saw **continued growth where others stagnated.** An estimated **USD 66bn** will be spent on games on console and PC this year.

That growth is projected to continue, with the industry **expected to eclipse USD 140bn by 2020.** The larger challenge for us is being able to match the growth pace that the market demands.

Whitethorn operates in the console and PC market, and generally does not publish mobile games. Put simply, the business of making and marketing mobile games is fundamentally different from console and PC games.

Our largest competitors are publicly traded entities like Activision-Blizzard and Electronic Arts. While they are currently "out of our league", we hope to one day be competitive.

The industry is also **extremely fast-moving.** Console cycles are five to

US Video Game Publisher 2011 - 2016 Revenue



seven years long, and game trends come and go year over year. What was popular last year (*"MOBA" games*) is all but forgotten this year in favor of a new trend (*"Battle Royale" games*). We are raising funds to stay competitive in our market.

Our most immediate demand is **hiring**. After funding, our immediate hires will be **at least one extra engineer** and **a community manager**.



1500M
1000M
500M
0
Activision Blizzard
Electronic Arts
Sony
Microsoft
Nintendo Co.

Image Source: IbisWorld Industry Insider

The Team



Our team benefits from a massive backlog of industry experience. Aside from the experience of our founders, we're supplemented by an amazing *contracting team*, as well as a wonderful *advisory team*.

Between the individuals committed to the project, there is more than a century of startup, business, and games industry experience.

Our advisory board includes members of:

Radius Cowork
JFS Wealth Advisors
Sources and Methods Games
MegaCat Studios
Wushu Studios
Kickstarter

We're committed to helping undiscovered projects flourish in our industry, and we connect with others who have decades of experience in this and related industries to do so. If you're interested in our full (NDA protected) partner and contractor lists, please contact us.

Invest in Whitethorn Digital Today!

Thanks for taking the time to learn a little more about Whitethorn Digital. We're committed to finding, cultivating, and publishing only the best game talent the indie space has to offer. We need **your help to keep up with our growth and successfully manage this opportunity.**

We hope you'll consider **joining us today** and together we can help shape the future of a friendlier, more straightforward publishing experience for independent game developers.





WHITETHORN DIGITAL

Whitethorn Launches
Whitethorn is launched
October 2016
November 2016
Beans Development Begins
Beans Launches!
First title launches to modest success
June 2017
April 2018
Office Opens
Office opens, scouting begins
E3 2018
E3 response is overwhelming
June 2018
July 2018
2018 Cohort Announced
First cohort announced
Launched on StartEngine
Seed round launched
October 2018
March 2019
First wave of launches! (ANTICIPATED)
2019 Cohort Announced! (ANTICIPATED)
Whitethorn announces its 2019 cohort
July 2019
January 2020
Wave of Games Launched! (ANTICIPATED)
Series A Round Begins (ANTICIPATED)
Whitethorn launches a Series A Round
August 2020

First game
development begins

Three to four games
are released

Three to four games
are launched

In the Press

   

SHOW MORE

Meet Our Team





Dr. Matthew M. White

CEO, President, and Manager

Dr. Matthew White is a 10 year industry veteran and entrepreneur with experience in development, analytics, education, and business development. Previously, Matthew worked as a data scientist at Playstation, data scientist at Volition, and Assistant Professor at Penn State University. Currently, he works full time at Keywords Studios, and full time on this startup! Employment History at a Glance: - From 2017 August to Current, Keywords Studios, Senior Data Scientist. Full-Time and primary role. - From 2016 October to Current, Whitethorn Digital, CEO, President, and Manager. Part-Time (~20 hours weekly) until funding is reached. - From 2016 August to 2017 August, Playstation, Senior Data Scientist. - From 2015 June to 2016 August, Volition, Data Scientist. - From 2012 September to 2016 August, various professorships, Penn State University.



Katherine A. White

Media Outreach, PR and Marketing Manager and Social Media Advisor

Katie is an educator, localization professional, and all around social media manager who makes certain our clients get the highest exposure possible. Katie has always worked in and around education, currently for the Harborcreek School District, and previously for National City School District, The Montessori School of Champaign-Urbana, and PennCREST School District. Katie currently works full time at Harborcreek School District, and puts her free time (~20 hours weekly) into Whitethorn. Employment History at a Glance: - From 2017 August to Current, Harborcreek School District. Full-Time and primary role. - From 2016 August to 2017 August, National City School District. - From 2016 October to Current, Whitethorn Digital (~20 hours weekly), Media Outreach, PR and Marketing Manager, and Social Media Advisor. - From 2015 June to 2016 August, Montessori School of Champaign-Urbana. - From 2014 to 2016 - PennCREST School District.





Jeff Zimmer

Platform Engineer

Jeff is a software engineer who helps Whitethorn clients move smoothly through the development and publication process. He also manages internal IT, and version and source control.





Sean Fedorko

Advisory Team Member

Sean is the founder of Radius CoWork, a coworking space in Erie that helps Whitethorn 'graduate' our clients into their own businesses. He also offers general business management and startup advice.





Nigel Kershaw

Advisory Team Member

Nigel is the founder of WuShu studios, and a three-decade games industry veteran. His expertise spans design and project management, as well as game studio operations and management.





Anya Combs

Advisory Team Member

Anya is Kickstarter's senior games outreach director. Her expertise in leveraging crowdfunding helps Whitethorn enable clients to use the crowd to raise funds and awareness for their projects.



  



James Deighan

Advisory Team Member

James is the founder of MegaCat Studios, a Pittsburgh based game company. His experience in launching and growing a game studio in our local market is invaluable when we are making critical business decisions.





E.J. Thorn

General Counsel

E.J. is Whitethorn's general counsel and founder of Thorn Law LLC. He prepares documents, protects our intellectual property, assists our clients with legal issues, and ensures compliance with various deployment requirements.





Michelle Wright

Accountant, Financial Advisor

Michelle is Whitethorn's accounting and financial professional, and a CPA at JFS Wealth Advisors. Michelle helps Whitethorn in all areas of taxation, accounting, fundraising, and money management. She also provides guidance on financial decisions.



Offering Summary

Maximum 33437 Common Units* ($106,998.40)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 3125 Common Units ($10,000)

Company	Whitethorn Digital, LLC
Corporate Address	1001 State St., Suite 515, Erie, PA, 16501
Description of Business	Whitethorn Digital is an independent game publisher and developer.
Type of Security Offered	Common Units (the "Shares", or the "Securities")
Purchase Price of Security Offered	$3.20
Minimum Investment Amount (per investor)	$160

Perks*

$320+ *First five games for free* - The first five titles released by Whitethorn will be made available to you as PC keys. Keys are non-transferable, have no cash value, and may not be sold.

$3,200+ *Backer wall brick* - as part of its office renovations, Whitethorn is building a decorative backer wall. At this tier, you may engrave any message, company or personal name, or similar onto a single piece of that wall, pending our approval of the message. This wall will be a permanent fixture of our office in Erie, PA.

$6,400+ *Subscription for life* - All games published by Whitethorn will be made available to you as PC keys in perpetuity. Keys are non-transferable, have no cash value, and may not be sold.

$12,800+ *Be our guest* - From time to time, and particularly at industry and local events, Whitethorn may host, for example, parties, networking events, or mixers. As part of our team of investors, you will receive complimentary preferred admission to each of these events before tickets are made available to the general public. Travel not included. Tickets are non-transferable and must be redeemed in your name. Reasonable accommodations will be made for guests, partners, +1's, etc.

$25,600+ *Come visit* - Whitethorn will, at a time of mutual convenience, fly you to Erie, PA - economy class on a reasonable route - and provide you reasonably priced accommodations. During the visit, Whitethorn will cover your expenses and give you a personal tour of the office, the city, and the local tech and entrepreneur scene. Subject to expense approval and discussion.

All perk tiers include all subordinate perk tiers. Perks are non-transferable and have no cash value unless otherwise specified.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Whitehorn Digital will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 units at $3.20 / unit, you will receive 1 bonus unit, meaning you'll own 11 units for $32. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. The company does not intend to use the proceeds of this raise to pay back the loan payable-owner indicated on the balance sheet.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

"We are an independent game publisher. We like to publish off-beat, kind of odd independent games that feature a narrative-rich, story heavy kind of environment. It's the kind of stuff I've always liked growing up, and I figured after ten years in the industry it was time to take the plunge and give it a shot."

"So this is our office at the Renaissance Centre in Erie, Pennsylvania. Twenty-four hours a day if you're involved with us, you can come in here, grab the fiber-op, and start working on your game."

"What Whitethorn Digital does is we link together the business side, and the actual development side of game development. Once they get to a certain point, where their game is substantially done... but they have absolutely no idea how to get it in front of people, or how to break in... this is a space that helps you do that."

"You come in here and we take over your project management, we take over your PR and marketing... we offer business services like accounting and legal assistance to help you get that last push out the door. We hook you up with devkits from platform holders, make introductions to people, and actually get you into the industry."

"If you look on the backlog on Steam, there are hundreds of thousands of tragically really, really good indie games in there, but... they suffer from visibility problems - we do everything we can to make sure that doesn't happen."

"One is called *Where the Bees Make Honey,* it's a three-dimensional puzzle platformer that features a little girl named Sunny who can rotate the world ... this one was featured at E3 recently, with an interview on *GameSpot* which you can check out."

"In a completely different vein we feature *BOMBFEST* which is a four-player party game from a team in Cleveland that just recently signed on."

"...and last but not least, we have an additional narrative title called *Tinselfly*, which is a 3D space exploration game set in a shipbuilder's... a mechanic's shop."

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

OPERATING AGREEMENT OF WHITETHORN DIGITAL LLC
a Pennsylvania Limited Liability Company

Section 1: Formation, Name, Purpose, Term & Definitions

Section 1.1 Formation. The parties to this Agreement hereby enter into a written Operating Agreement pursuant to the Pennsylvania Limited Liability Company Law of 1994, to set forth the terms and conditions of their undertaking as Members of the Company, and to carry out the purposes of the Company as further described herein, in accordance with the provisions of this Agreement and the laws of the Commonwealth of Pennsylvania.

Section 1.2 Name. The name of the Company is Whitethorn Digital LLC. The Company's business shall be conducted under said name, the name "Whitethorn Digital" and/or such other names as the Manager may from time to time deem necessary or advisable, provided that necessary filings under applicable assumed or fictitious name statutes are first obtained.

Section 1.3 Offices & Resident Agent. The principal office of the Company shall be 234 West Pine Street, Grove City, PA 16127, or such other location as the Manager may, from time to time, designate by notice to the Members.

Section 1.4 Purpose. The purpose and business of the Company shall be to undertake video game development and software development consulting activities.

Section 1.5 Term. The term of the Company commenced upon the acceptance for filing of the Articles of Organization of the Company by the Pennsylvania Bureau of Corporations and Charitable Organizations, and shall have a perpetual existence, unless earlier dissolved in accordance with Section 9.1 of this Agreement.

Section 1.6 Defined Terms. The defined terms used in this Agreement, unless the context otherwise requires, shall have the meanings specified herein or as set forth in Exhibit B, which is attached hereto.

Section 2: Members, Percentage Interests, Capital Contributions

Section 2.1 Members. The names, addresses, Capital Contributions and Percentage Interests of all Members are the following:

Matthew M. White	1055 Baytowne Dr., Apt. 14 Champaign, IL 61822	$2,500	50%
Katherine A. White	1055 Baytowne Dr., Apt. 14 Champaign, IL 61822	$2,500	50%

The Manager shall amend this Agreement or add an Exhibit to this Agreement from time to time to reflect the withdrawal of one or more Members or the admission of one or more additional Members. Class A Members shall be admitted in accordance with Section 3.1 hereof.

Section 2.2 Capital Contributions. On or prior to the date of this Agreement, each existing Member shall make a Capital Contribution to the Company in an amount set forth opposite such Member's name as listed above.

Section 2.3 Conversion of Interests. Subject to the limitations set forth below in Section 3.4 of this Operating Agreement, the Manager shall have the right, at any time and from time to time, to admit one or more additional Members upon such terms and conditions as the Manager shall determine in his sole discretion, provided that he or she obtains the prior unanimous written consent of the existing Members.

Section 2.4 Minimum Interest of the Manager. A Manager shall not be required to own an Interest in the Company.

Section 2.5 Additional Capital Liability of Members. No Member shall have any obligation to contribute capital to the Company except to the extent of the Capital Contribution of such Member described in this Section 2. No Member of the Company shall have any obligation or duty to advance or loan funds to the Company for the purpose of satisfying liabilities of the Company or any operating or carrying costs associated with the Company's business. No Member shall be personally liable for the obligations of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company.

Section 2.6 No Interest. No interest shall be paid or due by or from the Company on any contributions to the capital of the Company, or any advances made by a Member to the Company.

Section 2.7 Indebtedness to Members. Any indebtedness of the Company owed to a Member shall provide that the payment of principal and interest (if any) shall be made only if, and to the extent that, payment of a distribution to the Member could then be made under applicable provisions of the Act without the imposition on the Member of any liability for repayment to the Company.

Section 2.8 Withdrawal of Capital by Interest Holders. Except as otherwise specifically provided in this Agreement, prior to the liquidation of the Company no Interest Holder shall have the right to require the return of his/her/its Capital Contribution or the balance of his/her/its Capital Account. There is no agreed upon time when the Capital Contribution of an Interest Holder is to be returned. No Interest Holder shall have any right to demand and receive property, in lieu of cash, in return of his/her/its Capital Account. Provided, however, the Company shall have the option to distribute property in lieu of cash in the event the Company does not have cash resources available to it for such purpose.

Section 3: Classes & Interests, Extraordinary Actions, Dilution
Section 3.1 Admission of Members. Subject to the limitations set forth in Section 3.4 hereof, the Manager shall have the right, at any time and from time to time, to admit one or more additional Members upon such terms and conditions as the Manager shall determine in its sole discretion, provided that it obtains the prior written consent of a Majority in Interest of all the Members, and any such Person receiving Interests shall make a Capital Contribution to the

Company (in cash or other property) corresponding to the fair value of such Interest, as determined in the sole discretion of the Manager.

Section 3.2 Conditions for New Members. Notwithstanding anything contained herein to the contrary, no Person at any time shall be admitted as a Member of the Company unless the Person delivers to the Company a written instrument agreeing to be bound by the terms of this Agreement, as it may have been amended from time to time; and the admission of such Person as a Member will not result in the termination of the Company.

Section 3.3 Extraordinary Actions. Subject to the limitations set forth in Sections 3.4 and 3.5 hereof, the Manager shall have the right at any time, in his or her sole discretion, and upon such terms and conditions as he or she shall determine in his or her sole discretion, provided he or she obtains the prior written consent of a Majority in Interest of the Class A Members, to cause the Company to: (1) Convert from a limited liability company to a corporation; and (2) Engage in a public offering of its securities; transfer a substantial portion of its other assets not in the ordinary course of business; or incur any debt in any single transaction in excess of the greater of (a) Five Thousand U.S. Dollars ($5,000), or (b) the accumulated capital and reserves of the Company. In the event of the occurrence of any of the actions described in this Section 3.3, all Members hereby covenant to cooperate fully and timely with such action and to take any and all actions and execute any and all documents necessary or appropriate to effectuate such action. In the event the Company converts to a corporation and the Manager, in his or her sole discretion, determines that the Company should be taxed as an S corporation for federal and applicable state income tax purposes, all Members hereby covenant to cooperate fully and timely with such election and to take any and all actions and execute any and all documents necessary or appropriate to effectuate such election. Notwithstanding the above, nothing herein shall be construed to restrict or otherwise limit the exercise by any Member, upon the occurrence of such a transaction, of such rights as may be provided to Members under the Act or under other applicable statutes.

Section 3.4 Dilution & Percentage Interest of the Classes. All Interests of all classes shall be diluted on a Pro Rata Basis to the extent Interests of any and all classes are added or increased in accordance with this Section 3, including without limitation a dilution resulting from a private or public offering of securities.

Section 3.5 Merger or Consolidation. A Majority in Interest of the Members shall be required to approve whether the Company should be acquired by or otherwise enter into a merger or consolidation transaction with another limited liability company, or with a limited partnership, a corporation, or a business trust having transferable units of beneficial interest, regardless of whether the Company is the surviving entity of such transaction.

Section 4: Distribution of Cash & Proceeds; Allocations of Tax Items
Section 4.1 Distribution of Net Available Cash Flow. The Company shall distribute Net Available Cash Flow to Members at the sole discretion of the Manager. The Company shall be required to make distributions to Members sufficient to enable each Member to pay taxes on allocations to them of Net Available Cash Flow of the Company.

Section 4.2 Net Capital Proceeds. Net Capital Proceeds, if any, shall be distributed on a Pro Rata Basis among all of the Interest Holders. Notwithstanding the foregoing, this Section 4.2 shall not apply to any distributions made in connection with a termination of the Company, which distributions shall be governed by Section 9.3 hereof.

Section 4.3 Acknowledgment. All of the Members hereby acknowledge that no distribution of Available Cash Flow or Net Capital Proceeds pursuant to this Section 4 shall be made to the Members to the extent that the Manager determines, in his or her sole discretion, that all or a portion of such funds are necessary for the payment of or due provision for the (a) liabilities of the Company to all creditors, including the expenses of a Capital Transaction, and/or (b) additional requirements for funds in connection with the Company's business.

Section 4.4 Capital Accounts & Tax Allocations. In order to accurately ascertain the location of funds, a Capital Account may be maintained separately for each Interest Holder. Each Capital Account shall be adjusted annually, unless this Agreement, the acts of the Members in accordance with this Agreement, or the applicable Regulations require a more frequent adjustment. The Company at all times shall conform to the requirements of any Regulations issued with respect to the maintenance of Capital Accounts and the allocation of tax items. The Company shall exercise its best efforts to take all actions necessary to cause the allocation of tax items among the Interest Holders to reflect the actual and anticipated allocation of the Company's distributions, as set forth in this Section 4 and in Section 9.3 hereof, in conformity with the Capital Account maintenance requirements contained in the Regulations.

Section 5: Management of the Company

Section 5.1 Appointment of Manager: Executive Employment. The Members hereby appoint Matthew M. White as the Manager of the Company. The Manager may enter into employment agreements with the Company further delineating the duties, rights, compensation and covenants of the Manager. Any employment agreements shall be read in conjunction with this Agreement.

Section 5.2 Exclusive Authority of Manager. Except as specifically provided in this Agreement and any Manager's employment agreement, the exclusive responsibility for managing the business and affairs of the Company is hereby granted to the Manager pursuant to the Act. Each of the Members appoints and authorizes the Manager to serve as the sole agent of the Company, (except to the extent that certain discretionary acts may be delegated by the Manager to certain executive employees of the Company). The Manager may exercise all powers of the Company and do all such lawful acts necessary to manage the affairs and operations of the Company as are not by statute, regulations, the Articles of Organization, or other applicable documentation required to be exercised or done by any of the other Members. Any Person dealing with the Manager shall be authorized to rely upon the authority of the Manager to bind the Company in accordance with the rights, powers and duties described in this Agreement. The Manager shall be an "Authorized Person" of the Company, and shall be authorized to execute or file any document required or permitted to be executed or filed on behalf of the Company, or to otherwise act as an agent of the Company, as provided under the Act.

Section 5.3 Binding Authority with Respect to Documents. The Manager shall have the right, power and authority, acting at all times for and on behalf of the Company, to enter into and execute any agreement or agreements, promissory note or notes, and any other instruments or documents, and to undertake and do all acts necessary to carry out the purposes for which the Company was formed. In no event shall a party dealing with the Company with respect to any document signed or action undertaken on behalf of the Company have the right to inquire into the following:

- The necessity or expediency of any act or action of the Manager; or
- Personal information of a Manager if the Manager is a natural person; or
- Any act or failure to act by the Company; or
- The identities of Members other than the Manager; or
- The existence or non-existence of any fact or facts that constitute conditions precedent to acts by the Manager (including, without limitation, conditions, provisions and other requirements herein set forth relating to borrowing and the execution of any encumbrances to secure the borrowing) or that are in any other manner germane to the affairs of the Company.

Any and every Person relying upon any document signed or action taken by the Manager on behalf of the Company or claiming thereunder may conclusively presume that (i) at the time or times of the execution and/or delivery thereof, this Agreement was in full force and effect, (ii) any instrument or document was duly executed in accordance with the terms and provisions of this Agreement and is binding upon the Company without requiring the approval or consent of any of the Members thereof, and (iii) the Manager was duly authorized and empowered to execute and deliver any and every such instrument or document for and on behalf of the Company.

Section 5.4 Specific Authority. In furtherance and not in limitation of the provisions of Section 5.2 hereof and of the other provisions of this Agreement, but subject to any limitations contained in this Agreement (including without limitation Section 3.5 hereof) and a Manager's employment agreement, the Manager is specifically authorized and empowered, in Manager's sole discretion, without regard to the approval thereof by the Members, to:

a. Direct the employees of the Company to execute, acknowledge and deliver any and all documents, agreements, notes, contracts, bank resolutions, signature cards, releases, or other instruments on the Company's behalf;

b. Make any and all decisions that the Company may be entitled and/or required to make under the terms of any and all documents, agreements (including employment and nondisclosure agreements), or other instruments relative to the ownership, operation, management and supervision of the Company's business;

c. Execute for and on behalf of the Company, and in accordance with the terms of this Agreement, deeds absolute, mortgages (which term "mortgages" is hereby defined for all purposes of this Agreement to include Deeds of Trust, financing statements, chattel mortgages, pledges, conditional sales contracts, and similar security instruments), leases, contracts, promissory notes, or other legal documents all of which instruments so duly executed as provided herein shall be valid and binding upon the Company;

d. Cause the Company to incur indebtedness or obtain financing (including without limitation loans from Members or Affiliates of Members at competitive rates); to issue promissory notes or other evidences of indebtedness; to prepay in whole or in part, recast, increase, modify, or extend any liabilities affecting the business of the Company and assumed in connection therewith; to provide security or collateral in connection with any Company indebtedness or to encumber or pledge any Company assets; to execute any extensions or renewals of encumbrances with respect to any assets used in the Company's business; and to confess judgment on behalf of the Company in connection with any Company borrowings;

e. Cause the Company to enter into leases of real or personal property in furtherance of any or all of the purposes of the Company;

f. Cause the Company to purchase real property or personal property and to make reasonable and necessary capital expenditures and improvements with respect to such property for use in connection with the operation and management of the Company's business; to finance such purchases or expenditures, in whole or in part, by giving the seller or any other Person a security interest in the property purchased;

g. Cause the Company to sell, exchange or otherwise dispose of any or all of the assets of the Company, or enter into any Capital Transaction involving the assets or business of the Company, including any or all of the components of the Company's business, whether such components are real property, personal property, or intellectual property, mixed or intangible, such as goodwill, if any;

h. Cause the Company to redeem or acquire the Interest of any Interest Holder pursuant to the terms of this Agreement or pursuant to the Manager's authority hereunder, and to exercise any options or other rights with respect to the Interest of any Interest Holder, on behalf of the Company or for the Manager's own account;

i. Open accounts and deposit and maintain funds in the name of the Company in banks, savings and loan associations, money market funds, or such other financial instruments as the Manager deems necessary or appropriate;

j. Pay all costs or expenses connected with the operation or management of the Company, including all debts and other obligations of the Company, from its bank accounts by check or other customary means (without commingling with the funds of any other Person);

k. Establish reserves in such amounts as the Manager shall deem appropriate;

l. Enter into, perform and carry out contracts with any Person, including any of the Members or Affiliates of the Members, at reasonably competitive rates of compensation for the performance of any and all services that may at any time be necessary, proper, convenient or advisable to carry on the Company's business, including entering into exclusive and non-exclusive arrangements;

m. Monitor the quality of services and products provided by vendors to the Company, and add, discharge, or replace such vendors as needed in accordance with applicable state law;

n. Appoint and discharge executive employees of the Company and delegate specific duties and authority to Persons who may or may not be employees of the Company;

o. Employ or engage Persons in the operation and management of the Company's business, on such terms and for such reasonable compensation as the Manager shall determine (at arm's length prices and in keeping with comparable salaries for comparable work), in good faith, to be appropriate and in the best interests of the Company;

p. Approve the hiring and firing of all employees and agents of the Company, subject to the terms and conditions of any employment policies and procedures of the Company, and subject to the terms of this Agreement, any other written agreements and applicable state law;

q. Evaluate the performance of all employees and agents of the Company, including its executive employees, and monitor the quality of services provided by employees and agents of the Company;

r. Establish and monitor the compensation requirements (reasonable compensation set at arm's length prices and in keeping with comparable salaries for comparable work) of all employees and agents of the Company, including its executive employees;

s. Apply for, make proffers and commitments with regard to and obtain any and all governmental permits, approvals, licenses necessary and appropriate in connection with or in any way related to the Company's business;

t. Place and carry public liability, workmen's compensation, fire, extended coverage, business interruptions, errors and omissions and such other insurance as may be necessary or appropriate for the protection of the interests and property of the Company;

u. Authorize the lending of money by the Company at prevailing interest rates, including lending to borrowers who may be Members or Affiliates of Members of the Company;

v. Initiate, settle and defend legal actions on behalf of the Company, including any litigation, arbitration, mediation, examination, investigation, inquiry, regulatory proceeding, or other similar matter contemplated by the Company, threatened by any Person or in or with which the Company may become involved;

w. Submit a claim or liability involving the Company to arbitration;

x. Prepare, maintain, file and disseminate returns, reports, statements, and other information for distribution to the Internal Revenue Service, the Commonwealth of Pennsylvania, Pennsylvania Bureau of Corporations and Charitable Organizations or Secretary of State, the Members and for submission to any governmental or regulatory authority or agency;

y. Deal directly with relevant state and United States regulatory authorities on behalf of the Company and render decisions with respect to matters involving such authorities;

z. Cause the Company to create one or more wholly or partially owned domestic or foreign subsidiaries, which may be corporations, limited liability companies or other forms of business entities;

aa. Enter into agreements with Members as appropriate; and

bb. Generally, do all things consistent with any and all of the foregoing on behalf of the Company.

Section 5.5 Obligations of the Managers. The Manager shall take all actions that may be necessary or appropriate (i) for the continuation of the Company's valid existence as a limited liability company under the applicable state laws; and (ii) for the operation, management and supervision of the Company's business in accordance with the provisions of this Agreement and applicable laws and regulations.

The Manager shall oversee the preparation, review, and safekeeping of the Company's records and books of accounts of all operations, receipts and expenditures of the Company, and shall institute and maintain such internal controls as may be required to comply with all laws and regulations applicable to the Company.

The Manager shall deliver to the Members copies of "Information Tax Returns" required under applicable Federal or state income tax laws, including the Internal Revenue Code of 1986, as amended, as soon as such return may reasonably be prepared, but not later than the due date of such return as may be extended pursuant to statutory or administrative provision. Such returns shall reflect the allocation of the profits or losses of the Company and other tax items as provided in this Agreement to each Member for the Fiscal Year then ended and shall serve as the annual accounting report to be provided to the Interest Holders. The cost of all such reports shall be paid by the Company at the Company's expense.

The Manager shall deliver copies of this Agreement, the Articles of Organization or any amendments thereto to each Member.

Section 5.6 No Duty to Consult. Except as otherwise specifically provided herein, the Manager shall have no duty or obligation to consult with or seek the advice of the Members.

Section 5.7 Contracting on Behalf of the Company; Related Persons. The Manager, on behalf of the Company, may employ a Member, or a Person related to or affiliated with a Member, to render or perform a service, or may contract to buy property from, or sell property to, any such Member or other Person; provided, that (i) any such transaction shall be on terms that are fair and equitable to the Company, comparable to those charged by unrelated parties, and no less favorable to the Company than the terms, if any, known to be available from unrelated and unaffiliated Persons; and (ii) all parties with whom the Company contracts will of such qualifications to be consistent with the requirements and guidelines of applicable Pennsylvania law. The Manager may employ, engage, and contract with, on behalf of the Company, such Persons, firms or corporations as the Manager, in the Manager's discretion, shall deem advisable for the operation and management of the business of the Company, including such managing agents, attorneys, accountants, insurance brokers, appraisers, experts, consultants, and lenders, on such reasonable terms and for such reasonable compensation, as the Manager, in the Manager's discretion, shall determine. Any such Person, firm or corporation may include the Manager, or an Affiliate of the Manager, or entities otherwise employed or retained by the Manager or in which the Manager has an interest, provided the compensation paid is in accordance with normal fees charged by independent parties for similar services.

Section 5.8 Tax Elections. The Manager shall be authorized to take such actions as the Manager, in the Manager's discretion, deems necessary or desirable in order to comply with requirements of the Act as promulgated by the Internal Revenue Code of 1986, as amended, for the purposes of complying with Federal, local, and state tax requirements. The Manager shall have the power on behalf of the Company, to make, or to refrain from making, or to revoke, any elections and determinations referred to in the Act and the Internal Revenue Code of 1986, as amended, including, but not limited to the method(s) of depreciation, the amortization of organizational expenses, and the method of accounting to be employed by the Company. All elections shall be made by the Manager with the Internal Revenue Service ("IRS"), as applicable, in his or her sole discretion, in consideration of the advice of the Company's accountants and the underlying interests of the Interest Holders as a whole. In the event that evidence shall be provided that such election was or shall become disadvantageous to any one or more of the Interest Holders, such evidence shall not be deemed to be a demonstration of the commission of an act of willful misconduct or negligence on the part of the Manager. The Manager shall not be responsible to consider the impact on specific members in making any elections.

Section 5.9 Outside Activities. Subject to the provisions of any employment agreement, the Manager, on the Manager's own account or in conjunction with others, shall be authorized to engage in other business activities or possess interests in other ventures notwithstanding the Manager's duties and responsibilities as the Manager of the Company. Notwithstanding the foregoing restrictions, the Manager, and any Affiliates of the Manager, shall not be obligated to present to the Company any particular investment opportunity that may come to their attention even if such opportunity is of a character that might be suitable for investment by the Company or its Members.

Section 5.10 Resignation or Removal of Manager. At any time, Matthew M. White may resign as Manager upon giving at least ninety (90) days prior written notice to the other Members. Any successor Manager may resign upon giving at least ninety (90) days prior written notice to the other Members. A Manager may be removed as Manager only for cause, as defined in any employment agreement, as determined by the affirmative vote of the Class Members owning one hundred percent (100%) of the outstanding Membership Units of the Company as a group, including any Units owned by the Manager or the Manager's Affiliates. The withdrawal of the Manager shall be deemed to include:

- The death of the acting Manager;
- The dissolution of a corporate Manager (provided that, to the extent allowed under the Act and to the extent consistent with relevant Regulations, the inadvertent dissolution and loss of corporate charter by a corporate Manager shall not constitute a dissolution for purposes of this Agreement if its corporate status is reinstated with reasonable promptness after discovery of such loss of charter); or
- The dissolution of a Manager that is a partnership or another limited liability company. The effective date of a withdrawal under this Section 5.10 shall be the date of the event giving rise to the withdrawal.

Section 5.11 Replacement of Manager. In the event of the withdrawal of the Manager, the Members holding a majority of all the outstanding Class A Membership Units of the Company as a group, held by the Manager, may elect one or more successor Manager(s). Any powers exercisable by the Manager under this Agreement or otherwise shall be exercisable by any successor Manager(s). If a successor Manager is not elected, any powers conferred upon the Manager under this Agreement shall be exercisable by the Members pursuant to the Act. Other than as set forth in Section 5.10, the withdrawing Manager is not required to withdraw as a Member.

Section 6: Rights, Duties & Representations of Members
Section 6.1 No Authority to Act. In accordance with the Articles of Organization of the Company, no Member shall be an agent of the Company or have authority to act for the Company solely by virtue of being a Member. The Members shall not take part in the management of the business nor transact any business for the Company in their capacity as Members, nor shall they have power to sign for or to bind the Company; provided, however, the Members shall have the right to participate in certain decisions as provided herein. In the event

that a Member is also an employee or agent of the Company, any activities of a Member in such capacity shall solely be under the supervision and direction of the Manager or other executive employees of the Company.

Section 6.2 Meetings & Voting by Members. Meetings of the Members shall be held on a quarterly basis, and voting shall be conducted, as determined by the Manager. Written notice of the meeting must be given not less than 10 days nor more than 60 days before the date of the meeting. The only business that may be transacted at the meeting is as stated in the meeting notice.

The Members shall be authorized to vote concerning such matters as shall be specifically provided under the terms and conditions of this Agreement and such matters as shall be referred to the Members for voting by the Manager. Except as specifically provided in this Agreement, the unanimous consent of the Members shall not be required with respect to any matter concerning the Company, and the vote of a Majority in Interest of all the Members shall constitute the approval of such matter by the Members. In no event shall an Interest Holder or other transferee of an Interest be entitled to vote with respect to such matters until such time as such Interest Holder or transferee shall be admitted to the Company as a Member.

Section 6.3 Review of Books & Records. The Manager shall be authorized to establish standards for the restriction of the accessibility to the Members or to any Interest Holders of the Company documents and information relating to the Company. This authority shall include the right to restrict accessibility to such information to a particular Member or Interest Holder in the event such Person, directly or indirectly, becomes engaged in, or has otherwise acquired an interest in, or an enterprise competitive with the Company's business. The Manager may maintain the confidentiality of trade secrets or any other information the disclosure of which the Manager believes in good faith to be detrimental or potentially damaging to the Company's business, or otherwise not in the best interests of the Company. The Manager, in his or her sole discretion, may determine what information shall be treated as confidential in nature and not available for review, such as information relating to the compensation of executive employees. The Manager also shall be authorized to restrict accessibility with respect to matters required by law or by agreement with a third party to be kept confidential. Subject to the foregoing restrictions, any Member shall be authorized to review and inspect Company documents and information that may be required by law to be subject to the review of members. A Member who is interested in reviewing such information shall be required to notify the Manager in writing at least ten business days prior to the date requested for the review. In such written notice, the Member shall be required to state the nature of the review and the purpose reasonably related to such Member's interest in the Company. Inspection and review shall be performed during normal business hours at the principal office of the Company. Any costs associated with such inspection, including any photocopying charges, shall be the responsibility of such Member.

Section 6.4 Representations & Warranties of Members. Each Member shall immediately notify the Manager if any of the statements made herein or in any subscription documents or questionnaires submitted with such Member's counterpart signature page to this Agreement shall become adversely affected or untrue in any material respect. Each of the Members represents and warrants to the Company as follows:

- The Member is the sole party in interest as to its participation in the Company;
- The Member is acquiring its Interest without any present intention of selling or otherwise disposing of such Interest at any particular time or on the happening of any particular event or circumstance, and that the Member has no reason to anticipate any change in circumstances or any other occasion or event which would cause the sale or other disposition of any Interest. The Member acknowledges that the Interest acquired is subject to certain restrictions on Transfer described herein and, accordingly, is not an entirely liquid investment. The Member also represents and warrants that the Member has made an independent investigation with respect to the acquisition of such Interest and has reviewed the purchase with advisors, to the extent that it deemed such assistance advisable;
- The Member is not engaged in, nor otherwise holds an interest in, directly or indirectly, an enterprise competitive with the Company's business; and
- The Member understands that the Manager and the Company are represented in matters concerning the Company and this offering by common legal counsel. Accordingly, Members should not consider the common counsel of the Manager and the Company to be their independent counsel and should consult with their own legal counsel on all matters concerning the Company or an investment therein. The common legal counsel and other experts performing services for the Manager may also perform services for affiliates of the Manager.

Section 6.5 Covenants Concerning Confidentiality. Each of the Members recognizes that its relationship with the Company may provide the Member with specialized knowledge, which, if used in competition with the Company, could cause serious harm to the Company. Each of the Members acknowledges that the knowledge and information acquired by the Member concerning the Company's technology, ideas, strategies, services, finances, systems, forms, business methods and procedures, costs, prices, credit practices, existing and prospective contracts, personnel records, methods used and preferred by the Company's business and affiliates and all such other relevant business knowledge and information, whether written or otherwise, constitute a vital part of the Company's business and is confidential business information some of which may be trade secrets (hereinafter sometimes collectively referred to as the "Confidential Materials") except to the extent such information may be otherwise lawfully and readily available to the general public, and that such information may be acquired through its involvement and participation in the Company.

As a material inducement to the Company and the Manager to admit each of the Members to the Company, each of the Members covenants as follows:
- The Member shall not at any time, without the written consent of the Company, directly or indirectly, use, divulge, furnish, make available or disclose for any purpose whatsoever, any aspect concerning the Confidential Materials, which has been made available to the Member as a result of its association with the Company.
- Upon the termination of the Member's affiliation with the Company, the Member will return all Confidential Materials, whether prepared by the Company or by the Members, that constitute records of the Company or that contain any information relating to the Company's business. Such records shall include, by way of illustration and not in limitation of such category of items, all financial statements, records, reports, books, lists,

files, letters, memoranda, disks and other materials, and any information or data fixed in any tangible medium of expression from which can be perceived, reproduced, or otherwise communicated any information or data relating to the Company's business.

Section 7: Transfer of Interests

Section 7.1 General Restrictions. Except as specifically provided in this Agreement, no Interest Holder at any time shall, voluntarily or involuntarily, transfer any of its Interest to any Person. In addition to the restrictions on the Transfer of specific classes of Interests set forth in this Section 7, no Interest Holder shall Transfer all or any portion of the Holder's Interest, or any rights with respect to such Interest, unless the following conditions are satisfied:

- The Manager approves the transfer;
- The Transfer will not require registration of the Interest under any Federal or State securities laws;
- The transferee delivers to the Company a written instrument agreeing to be bound by the terms of this Agreement;
- The Transfer will not result in the termination of the Company pursuant to Code Section 708; The Transfer will not result in the Company being subject to the Investment Company Act of 1940, as amended; and
- The transferee or the transferor delivers the following information to the Company: (i) the transferee's taxpayer identification number; and (ii) the transferee's initial tax basis in the transferred Interest.

Section 7.2 Dissolution of Member or Sale or Transfer of Interests. If a Member (the "Selling Member") at any time receives a bona fide offer (the "Offer") from a third party (the "Prospective Purchaser") to purchase all or a portion of the Selling Member's said Interest (the "Offered Interest"), and the Selling Member desires to sell the Offered Interest to the Prospective Purchaser, the Selling Member first must deliver to the Company, written notice containing all material terms and conditions of the Offer and offering to sell the Offered Interest upon the terms set forth in the Offer. The recipients of said notice (collectively, the "Optionors"), then shall have the option to elect to purchase all (but not less than all) of the Offered Interest in accordance with the terms contained in the Offer, in the following order of priority: The Interest Holders owning any other Interests, on a Pro Rata Basis among themselves, or, in such other proportions as they shall agree, shall have the right of refusal to purchase any remaining portion of the Offered Interest.

If any of the Optionors desire to purchase the Offered Interest, they must elect to exercise said option by sending written notice of such election to the Selling Member within fifteen business days after receiving notice of the Offer. If any of the Optionors exercise their option hereunder, settlement on the purchase of the Offered Interest shall occur within the later to occur of (a) 30 business days following the date of such notice or (b) the latest date for closing provided in the Offer.

If none of the Optionors purchases the Offered Interest in accordance with this Section 7.2, then the Selling Member shall have the right to Transfer the Offered Interest to the Prospective Purchaser, provided that:

- The Transfer is upon terms no more favorable to the Prospective Purchaser than those contained in the Offer;
- The Transfer is consummated within 60 days after the expiration of the time period during which the Company's option could have been exercised; and
- The conditions to Transfer set forth in Section 7.1 hereof are satisfied.

Section 7.3 Rights of Transferee to Become Member. Except as specifically provided in Sections (b) and (c) below, the transferee of an Interest in accordance with this Section 7 shall not, merely by virtue of being an Interest Holder, have the right to: (i) become a Member; or (ii) exercise any rights of a Member other than those specifically pertaining to the ownership of an economic interest in the Company.

Subject to the provisions of Sections 2.4 and 3.1 hereof, the transferee of an Interest may become a Member only upon the prior written consent of a Majority in Interest of all the non-transferring Members, whose consent may be withheld for any reason in its sole discretion.

Section 7.4 Reasonableness of Restrictions: Void Transfers. Each Interest Holder acknowledges that the restrictions described in this Section 7 are reasonable in view of the purposes of the Company and the relationship of the Members. Any Transfer of an Interest that does not fully comply with all applicable provisions of this Agreement shall be null and void and without effect, ab initio. Any Person who claims to be the transferee of an Interest, or any Person to whom rights attributable to any such Interest are attempted to be transferred in violation of this Section, shall not be entitled to vote on matters coming before the Members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to such Interest.

Section 7.5 Enforceability. It is recognized by the parties that the provisions of this Section 7 are of particular importance for the protection and promotion of their existing and future interests. The parties further acknowledge that the relationship of all of the Members is and will be such that, in the event of any breach of the restrictions and procedures set forth in this Agreement, a claim for monetary damages may not constitute adequate remedy and that irreparable damage would result if this Agreement were not enforced. If any dispute arises concerning the Transfer of an Interest in the Company, a preliminary restraining order and an injunction may be issued to restrain the Transfer pending determination of the controversy. Should any controversy arise concerning the right or obligation to purchase or sell any Interest in the Company, such right or obligation shall be enforceable in a court by a decree of specific performance. Such remedy shall be cumulative and not exclusive, and shall be in addition to any other remedy that the parties may have. No objection to the form of action or to the relief prayed for in any proceeding for the specific performance of this Agreement shall be raised by any party, in order that such relief may be obtained by the other party or parties not in breach hereunder.

Section 8: Cessation of Membership
Section 8.1 Voluntary Withdrawal. No Member or Interest Holder shall be entitled to Voluntarily Withdraw from the Company prior to the termination of the Company. No Member or Interest Holder shall be entitled to receive the fair market value of its Interest in the Company

at any time prior to the termination of the Company except to the extent otherwise provided in Section 9.3 hereof upon the dissolution and winding up of the affairs of the Company.

Section 8.2 Involuntary Withdrawal. Immediately upon the occurrence of an Involuntary Withdrawal of a Member, the successor or legal representative of such Member shall not become a Member, but shall become an Interest Holder entitled to such rights (economic and otherwise) provided under the Act to the assignee of an interest in a limited liability company, except that such successor shall not be entitled to receive in liquidation of the Interest, pursuant to the Act, the fair market value of the Member's Interest as of the date of the Member's Involuntary Withdrawal from the Company.

Section 9: Dissolution & Winding Up
Section 9.1 Events of Dissolution of Company. Notwithstanding any provisions of the Act to the contrary, the Company shall be dissolved only upon the happening of any of the following events:
- Upon the expiration of the term of the Company as stated in the Articles of Organization; or
- Upon the determination of a Majority in Interest of each class of Members that the Company shall be dissolved.

Section 9.2 Continuation of Business. The cessation of membership by a Member of the Company shall not cause dissolution of the Company.

Section 9.3 Winding Up. If the Company is dissolved and the business of the Company is not continued in accordance with Section 9.1 hereof, the Manager shall wind up the Company's affairs. In the event of the liquidation of the Company, a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities. On winding up of the Company, the assets of the Company shall be distributed as follows:
a. To the payment of debts and liabilities of the Company (other than those owed to other Members) and the expenses of liquidation;
b. To the establishment and funding of such reserves as the Manager or the liquidating agent, if there be one, may reasonably deem necessary for contingent liabilities or obligations of the Company, provided that such reserves, or any part thereof, not required to be paid over for such contingent liabilities shall be distributed as hereinafter provided;
c. To the repayment of any loans or advances made by any Members to the Company (in proportion to their respective advances if the amount available for repayment shall be insufficient to satisfy all such advances); and
d. To each of the Interest Holders on account of such Interest Holder's Interest in the Company in an amount equal to each such Interest Holder's positive Capital Account balance immediately preceding the liquidation of the Company, but after giving effect to any tax allocations under Section 4.5.

It is the intention of the Members that the foregoing distributions under Sub-Paragraph (d) shall be in accordance with the distribution provisions set forth in Section 4 hereof. Each Interest Holder's Capital Account, should any exist, shall be adjusted for the Company's taxable year during which such liquidation occurs. Liquidating distributions shall be made by the end of such taxable year (or, if later, within 90 days after the date of such liquidation).

Section 9.4 No Obligation to Restore Deficit Account Balances. No Interest Holder shall be required to contribute to the capital of the Company any amount necessary to restore a deficit balance in such Interest Holder's Capital Account to zero. No Interest Holder shall have any rights of contribution with respect to any such deficit balances in any Interest Holder's Capital Account.

Section 9.5 Liquidating Agent or Trust. In the discretion of the Manager, a pro rata portion of the distributions that would otherwise be made to the Interest Holders under Section 9.3 hereof may be:
   a. Distributed to a trust established for the benefit of the Interest Holders for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company to the Interest Holders arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Interest Holders from time to time, in the reasonable discretion of the Manager, in accordance with the same priorities and in the same proportions as the amount distributed to such trust by the Company as would otherwise have been distributed to the Interest Holders pursuant to this Agreement; or
   b. Withheld to provide a reasonable reserve for Company liabilities (contingent or otherwise) to reflect the unrealized portion of installment obligations owed by the Company, provided that such withheld amounts shall be distributed to the Interest Holders as soon as practicable.

Section 9.6 Articles of Cancellation & Articles of Dissolution. If the Company is dissolved, the Manager promptly shall file Articles of Dissolution with the Commonwealth of Pennsylvania, and upon the mailing of proper notices, shall file Articles of Cancellation with the Commonwealth of Pennsylvania concerning the termination of the Company. If there is no Manager remaining on the Manager, then the Articles of Cancellation shall be filed by the last Person to be a Member; if there are no remaining Members, nor a Person who last was a Member, then the Articles shall be filed by the legal or personal representative of the Person who last was a Member.

Section 10: Indemnification of the Managers
Section 10.1 General. The Company shall indemnify the Manager against all claims by Persons other than the Members or the Company which arise in connection with the business of the Company, including attorney's fees, and including any claim or liability arising by reason of an error of judgment, act, or omission of such party, whether or not disclosed to the Members, provided that the actions (or failure to act) of the Manager did not constitute gross negligence, willful misconduct, or willful misrepresentation with respect to such error, act, or omission. Advances from the Company for payment of costs and attorney's fees as incurred shall be authorized only if the action was initiated by a third party who is not a Member and the indemnitee agrees to repay the advanced funds to the Company in the event they are not entitled to indemnification hereunder. Any indemnification under this Section shall be recoverable only

out of the assets of the Company, and no Member shall have any personal liability with respect thereto.

Section 10.2 Limitation of Liability. The Manager shall not be liable or accountable in damages to the Company or to any of the Interest Holders with respect to any act, omission, or error in judgment, whether or not constituting negligence, taken in its capacity as the Manager on behalf of the Company, except for any act or omission constituting gross negligence, willful misconduct, or willful misrepresentation.

Section 10.3 Successful Defense of Litigation. In addition to, and not in limitation of, any rights set forth in this Agreement or provided under the Act, the Manager, if successful on the merits or otherwise in the defense of any proceeding in which it was made a party by reason of acting in the capacity of the Board of Managers, shall be indemnified against reasonable expenses (including without limitation attorney's fees, other professional fees, court costs and travel costs) incurred by the Manager in connection with such proceeding.

Section 11: Power of Attorney for Limited Purposes

Section 11.1 Manager as Attorney-in-Fact. Each Interest Holder hereby makes, constitutes, and appoints the Manager, his/her/its true and lawful attorney-in-fact for such Interest Holder and in his/her/its name, place and stead and for his/her/its use and benefit, to sign, execute, certify, acknowledge, swear to, file, and record (a) this Agreement and all agreements, certificates, instruments and other documents amending or changing this Agreement as now or hereafter amended in accordance with this Agreement that the Manager may deem necessary, desirable or appropriate including, without limitation, amendments or changes to reflect: (i) the exercise by the Manager of any power granted to the Manager under this Agreement; (ii) any amendments adopted by the Members in accordance with the terms of this Agreement; (iii) the admission of any Member pursuant to the terms of this Agreement; and (iv) the disposition by any Member of an Interest in the Company; and (b) any certificates, instruments and documents as may be required by, or may be appropriate under the laws of the Commonwealth of Pennsylvania or any other state or jurisdiction in which the Company is doing or intends to do business. Each Interest Holder authorizes such attorney-in-fact to take any further action that such attorney-in-fact shall consider necessary or advisable in connection with any of the foregoing, hereby giving such attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done and performed in connection with the foregoing as fully as such Interest Holder might or could do and perform personally, and hereby ratifying and confirming all that any such attorney-in-fact shall lawfully do and perform or cause to be done and performed by virtue thereof or hereof.

Section 12: Amendment

Section 12.1 Required Vote as to Non-Economic Matters. With respect to any matters not specifically set forth in Section 12.2 hereof, the required vote for the approval of any proposed amendment to this Agreement shall be a Majority in Interest of the Members. The Manager, in consultation with the Company's legal counsel, shall make the determination of whether a proposed amendment shall constitute a matter for approval pursuant to this Section 12.1.

Section 12.2 Unanimous Consent for Certain Amendments. Notwithstanding the provisions of Section 12.1 hereof, if the effect of any proposed amendment to this Agreement or to the Articles of Organization would be to increase the liability of the Members, or to change the contributions required of the Members, the rights and interest of any Member in distributions from the Company or any Members' rights upon liquidation of the Company, such proposed amendment shall be adopted only upon the unanimous written consent of all the Members.

Section 13: Miscellaneous Provisions

Section 13.1 Books. All of the books of account, records, and data, together with an executed copy of the Articles of Organization and any amendments thereto, shall at all times be maintained at the principal office of the Company, or at such other place as is designated by the Manager.

Section 13.2 Banking. All funds of the Company shall be deposited in its name in such checking account or in other accounts as shall be designated by the Manager. All withdrawals therefrom are to be made upon checks signed by those Persons who may from time to time be designated by the Manager.

Section 13.3 Accountants. All financial statements requiring delivery to the Members under this Agreement shall be audited by Certified Public Accountants chosen by the Manager. Such statements shall be prepared in accordance with the accounting procedures and elections as may be determined from time to time by the Manager in consultation with such accountants.

Section 13.4 Notices. All notices required under this Agreement shall be in writing and shall be deemed to have been given and effective three days following deposit of same in a receptacle of the United States Postal Service by certified or registered mail, postage prepaid, or upon personal delivery or transmittal by electronic means. Notices shall be addressed as follows, or at such other addresses designated by notice to the Company: (i) if to the Company or to the Manager, at the principal office thereof set forth in Section 1.3 hereof; (ii) if to any Interest Holder, at the address set forth in Exhibit A, as may be amended from time to time.

Section 13.5 Further Assurances. The parties hereto shall execute, acknowledge and deliver such further instruments the Manager may deem expedient or necessary in the operation of the Company and the achievement of its purpose, and shall perform such further acts and things as may be required or appropriate to carry out the intent and purpose of this Agreement.

Section 13.6 Integration. This Agreement constitutes the entire agreement among the parties pertaining to its subject matter and supersedes all prior and contemporaneous verbal and written agreements and undertakings of the parties in connection therewith.

Section 13.7 Binding Effect. Except as otherwise provided herein and subject to the restrictions on assignment set forth herein, all provisions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the parties hereto and each of their respective heirs, executors, administrators, personal representatives, successors, and assigns.

Section 13.8 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall constitute one Agreement, binding on all the parties hereto, even though all the parties are not signatories to the original or the same counterpart. In addition, this Agreement may contain more than one counterpart of the signature page and this Agreement may be executed by the affixing of the signatures of each of the Members to one of such counterpart signature pages; all of such signature pages shall be read as though one, and they shall have the same force and effect as though all of the signers had signed a single signature page.

Section 13.9 Headings. The headings of the sections of this Agreement are inserted for convenience or reference only and shall not be deemed to be part of this Agreement.

Section 13.10 Agency. Except as provided herein, nothing herein contained shall be construed to constitute any Member hereof the agent of any other Member hereof or to restrict the Members from carrying on their own respective businesses or activities.

Section 13.11 Gender. Wherever appropriate, any reference herein to the singular shall include the plural, any reference to the masculine shall include the feminine gender, and any reference to "it" shall include "his" or "her" or vice versa, as the case may be.

Section 13.12 Reimbursement for Company Expenses. The Company shall reimburse any Member or an Affiliate of any Member who has, prior to or after the execution of this Agreement, made payments for or on behalf of the Company, subject, however, to the terms of any other agreements of such Members with the Company.

Section 13.13 Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

Section 13.14 Incorporation by Reference. Every exhibit, schedule, addendum, or appendix attached to this Agreement and referenced herein is hereby incorporated into this Agreement by reference.

Section 13.15 Applicable Law. The laws of the Commonwealth of Pennsylvania shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the Members.

AMENDMENTS TO OPERATING AGREEMENT OF WHITETHORN DIGITAL LLC
a Pennsylvania Limited Liability Company

Preamble. The following shall serve as amendments to the original Operating Agreement for Whitethorn Digital LLC. All paragraphs and/or clauses of the original Operating Agreement not amended by the following paragraphs shall remain in full force and effect.

Amended Section 1.3 Offices & Resident Agent (Amending Original Section 1.3). The principal office of the Company shall be 1001 State Street, Suite 515, Erie, PA 16501, or such other location as the Manager may, from time to time, designate by notice to the Members.

Section 2.9 Organization as Managers. The Company is organized as a board of Managers. All decisions made on behalf shall be made by the Manager(s), and not by the Members of the Company.

Amended Section 3.1 Admission of Members (Amending Original Section 3.1). Subject to the limitations set forth in Section 3.4 hereof, the Manager shall have the right, at any time and from time to time, to admit one or more additional Members upon such terms and conditions as the Manager shall determine in its sole discretion, provided that it obtains the prior written consent of a Majority in Interest of all the Members, and any such Person receiving Interests shall make a Capital Contribution to the Company (in cash or other property) corresponding to the fair value of such Interest, as determined in the sole discretion of the Manager. *The Manager(s) shall not be required to issue a "membership certificate" to new Members or purchasers of Common Units.*

Section 4.5 Money as Common Units to be Sold. Ownership in the Company is divided into Common Units. The Manager(s) may sell up to one hundred thousand (100,000) additional Common Units in the Company. Control over the Common Units by the Co-Managers is hereby divided as follows:

Matthew M. White	499,000 Common Units	49.9%
Katherine A. White	501,000 Common Units	50.1%

Amended Section 5.1 Appointment of Manager: Executive Employment (Amending Original Section 5.1). The Members hereby appoint Matthew M. White and Katherine A. White as Co-Managers of the Company. Each Co-Manager may act individually on behalf of the other manager. The Manager may enter into employment agreements with the Company further delineating the duties, rights, compensation and covenants of the Manager. Any employment agreements shall be read in conjunction with this Agreement.

Amended Clause 1 of Section 5.10 Resignation or Removal of Manager (Amending Original Clause 1 of Section 5.10; all other clauses shall remain in full force and effect). At any time, Matthew M. White or Katherine A. White may resign as Manager upon giving at least ninety (90) days prior written notice to the other Members.

COUNTERPART SIGNATURE PAGE TO OPERATING AGREEMENT

This Counterpart Signature Page, when duly executed by the undersigned and attached to that certain Operating Agreement of Whitethorn Digital LLC, shall make the undersigned a party to said Agreement and shall bind the undersigned to the terms and conditions of said Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the day and year first above written and executed this Counterpart Signature Page as of the date written below.

Whitethorn Digital LLC

By: _____
Matthew M. White, Board of Managers

By: _Katherine White_____
Katherine White, Board of Managers

STATE OF _Pennsylvania_____   )

COUNTY OF _Erie_____   ) SS

)

On this _18th_ day of _September_, 2018, before me, _Kathleen A. Gross_____, the undersigned officer, personally appeared a member of the Board of Managers of Whitethorn Digital, LLC; _Matthew M. White, Ph. D._____, known to me to be the person whose name is signed to the foregoing instrument, and acknowledged the execution thereof for the uses and purposes therein set forth.

IN WITNESS WHEREOF I have hereunto set my hand and official seal.

_Kathleen A. Gross_____
Notary Public

_July 28, 2021_____
My Commission Expires



COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Kathleen A. Gross, Notary Public
City of Erie, Erie County
My Commission Expires July 28, 2021
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

DEFINITIONS

"Affiliate" means, with respect to any Member, any Person: (a) which owns more than 50% of the voting interests of the Member; (b) in which the Member owns more than 50% of the voting interests; or (c) in which more than 50% of the voting interests are owned by a Person that has a familial or business relationship with the Member.

"Agreement" or "Operating Agreement" means the Operating Agreement of the Company, as it may be amended from time to time.

"Capital Account" means an account for each Interest Holder maintained on the books of the Company in accordance with the following provisions: (a) An Interest Holder's Capital Account shall be credited with the Interest Holder's Capital Contributions, the amount of any Company liabilities assumed by the Interest Holder (or which are secured by Company property distributed to the Interest Holder), the Interest Holder's distributive share of Net Profits and any item in the nature of income or gain specially allocated to such Interest ; (b) An Interest Holder's Capital Account shall be debited with the amount of money and the Gross Asset Value of any Company property distributed to the Interest Holder, the amount of any liabilities of the Interest Holder assumed by the Company (or which are secured by property contributed by the Interest Holder to the Company), the Interest Holder's distributive share of Net Losses and any item in the nature of expenses or losses specially allocated to such Interest Holder pursuant to the provisions of Exhibit C to the Agreement; (c) In the event of the Transfer of an Interest in accordance with the Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Interest; (d) If the book value of Company property is adjusted pursuant to the provisions of Exhibit C to the Agreement, the Capital Account of each Interest Holder shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment; and (e) It is intended that the Capital Accounts of all Interest Holders shall be maintained and adjusted in accordance with the Code and the Regulations promulgated thereunder, and all provisions of the Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with those Regulations. In determining the amount of liabilities for purposes of the foregoing, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code or Regulations.

"Capital Contribution" means, with respect to any Member, the total amount of cash and the fair market value of any other assets contributed (or deemed contributed under Regulations Section 1.704-l(b)(2)(iv)(d)) as capital to the Company with respect to the Interest held by such Member, net of liabilities assumed or to which the contributed assets may be subject at the time of such contribution.

"Capital Transaction" means any transaction not in the ordinary course of business which results in the Company's receipt of cash or other consideration other than Capital Contributions, including, without limitation, proceeds of sales or exchanges or other dispositions of assets not in the ordinary course of business, financings, refinancings, condemnations, recoveries of damage awards, and insurance proceeds.

"Code" means the Internal Revenue Code of 1986, as amended. Any reference to a section thereof shall be deemed to include any corresponding tax provision in statutory codes of any state or a political subdivision thereof, or Pennsylvania, and shall be deemed to include any corresponding provision of any future Internal Revenue Codes of the United States.

"Company" means the limited liability company formed and continued under the Agreement.

"Fiscal Year" means any of the applicable periods ending on December 31 during the existence of the Company, or any other applicable period for which the Company shall close its books and records for accounting and tax reporting purposes.

"Interest" means an Interest Holder's entire economic right, title, and ownership interest in the Company at any particular time.

"Interest Holder" means any Person who owns an Interest, whether as a Member or as an unadmitted economic transferee of or successor-in-interest to an Interest.

"Involuntary Withdrawal" means, with respect to any Member, the occurrence of any of the following events:
   a. The Member becomes bankrupt;
   b. If the Member is an individual, the Member's death or the adjudication by a court of competent jurisdiction that the Member is incompetent to manage the Member's person or property;
   c. If the Member is acting as a Member by virtue of being a trustee of a trust, the termination of the trust;
   d. If the Member is a partnership or another limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company;
   e. If the Member is a corporation, the dissolution of the corporation or the revocation of its charter; or
   f. If the Member is an estate, the distribution by the fiduciary of the estate's entire interest in the limited liability company.

"LLC" refers to the Company, Whitethorn Digital LLC.

"Member(s)" means, individually and collectively, each Person who executes the Agreement and is admitted to the Company as a Member in accordance with the terms and conditions set forth in the Agreement.

"Net Available Cash Flow" means:
   a. All cash receipts as shown on the books of the Company for any Fiscal Year (excluding Capital Contributions from Members, proceeds of Company loans or borrowing, excess financing proceeds, or net proceeds to the Company from the sale or the disposition of any of the assets of the Company), reduced by cash disbursements in such Fiscal Year for Company purposes including all costs and expenses associated with the conduct of the business of the Company, all payments made on account of and with respect to Company loans and borrowings, all costs and expenses of Company financing and all costs and

expenses of operating and managing the assets of the Company, all loans and advances made by the Company and all cash reserves set aside by the Manager, which shall be deemed in its sole discretion, reasonable and necessary to accomplish the purposes of the Company's business; or

b. Any other funds other than Net Available Cash Flow, including amounts previously set aside as reserves, deemed available for distribution in the sole discretion of the Manager.

"Net Capital Proceeds" means the gross receipts received by the Company from a Capital Transaction, less any and all amounts that the Manager determines, in its sole discretion, are necessary for the payment of or due provision for (a) the liabilities of the Company to all creditors, including the expenses of the Capital Transaction, and/or (b) additional requirements for funds in connection with the Company's business. Net Capital Proceeds in any Fiscal Year will include any amounts of receipts from a Capital Transaction received in prior Fiscal Years and previously set aside as reserves by the Manager, deemed available at the sole discretion of the Manager for distribution to the Interest Holders.

"Percentage Interest(s)" means the percentage which the Interest(s) of the applicable Member or Interest Holder, or group of Members or Interest Holders, bears to the entire applicable group of Members or Interest Holders, as set forth in Exhibit A.

"Person" means any individual, estate, corporation, partnership, association, Limited Liability Company, trust, or other entity.

"Pro Rata Basis" means an allocation of the referenced distributions, tax items, dilution or other item among the group of Members or Interest Holders being referred to proportionate with said Persons' relative Percentage Interests.

"Regulations" means the Regulations of the U.S. Department of Treasury promulgated under the Code.

"Transfer" means, when used as a noun, any voluntary or involuntary sale, hypothecation, pledge, assignment, attachment, gift or other disposition, and, when used as a verb, means, voluntarily or involuntarily to sell, hypothecate, pledge, assign, permit the attachment of or otherwise dispose of.

"Voluntary Withdrawal" means a Member's dissociation with the Company by means other than a Transfer or an Involuntary Withdrawal.